1 1Q25 Results |1 VEON 1Q25 RESULTS PRESENTATION 15 May 2025 • STRONG START TO 2025 • DIRECT DIGITAL REVENUES SURGE 50%, DRIVING GROWTH

2 1Q25 Results |2 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Anand Ramachandran Kaan Terzioğlu 4. 2025 OUTLOOK Kaan Terzioğlu 3. 1Q25 FINANCIAL RESULTS Burak Ozer 5. Q&A Kaan Terzioğlu, Burak Ozer, Anand Ramachandran

3 1Q25 Results |3 DISCLAIMER VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and/or audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This document contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, operating model and development plans; VEON's ability to achieve anticipated performance results, including VEON’s growth trajectory and ability to generate sufficient cash flow to repay its debt maturities and other obligations; VEON’s intended expansion of its digital experience including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; VEON’s assessment of the impact of the political conflict in Bangladesh; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; VEON's HQ relocation to the Dubai International Financial Centre in the United Arab Emirates, VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all, including VEON's ability to complete the business combination that will result in the listing of Kyivstar on the Nasdaq Stock Market LLC; its dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this document are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the war in Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Ukrainian operations; escalation of the conflict between India and Pakistan; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers, including those that arise as a results of baseline or so called "reciprocal tariffs" imposed in the countries in which we operate ; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s 2024 Form 20-F for the year ended 31 December 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2025 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events.

4 1Q25 Results |4 NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE WAR IN UKRAINE The ongoing war in Ukraine and the resulting sanctions adopted by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countersanctions and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the other indirect and direct consequences of the war have impacted and, if the war, such responses and other consequences continue or escalate, may significantly impact our results and aspects of our operations in Ukraine and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. DISCLOSURE REGARDING UKRAINE TOWER COMPANY (UTC) CONSOLIDATION The financial results presented for Kyivstar as part of VEON Group’s consolidated Q1 2025 financial statements include the full consolidation of Ukraine Tower Company LLC (“UTC”), consistent with its current ownership and control structure. However, it should be noted that in connection with the anticipated standalone listing of Kyivstar on Nasdaq, the financial disclosures prepared for the listed entity will exclude UTC, as UTC will not be consolidated within the scope of the listed Kyivstar entity at the time of listing.

5 1Q25 Results |5 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Anand Ramachandran Kaan Terzioğlu 4. 2025 OUTLOOK Kaan Terzioğlu 3. 1Q25 FINANCIAL RESULTS Burak Ozer 5. Q&A Kaan Terzioğlu, Burak Ozer, Anand Ramachandran

STRONG START TO 2025

VEON

DELIVERED STRONG GROWTH

- Grew USD revenue 8.9% YoY, grew USD EBITDA 13.7% YoY in 1Q25.
- Grew underlying LCY revenue by 12.9%, outpacing both inflation and nominal GDP. Grew underlying EBITDA by 10.4% YoY.
- We are back to being a Billion-Dollar-a-quarter company.

SCALED DIGITAL SERVICES

- Grew Direct Digital Revenues by 50.2% YoY; these comprised 14.3% of total revenues in 1Q25.
- Accelerated integration of AI-powered features in our digital applications and bringing AI to customers in many of their native languages.
- Continued to evolve our enterprise architecture to "services company with telco license".

PROGRESSED ASSET-LIGHT STRATEGY

- Planning to monetize infrastructure assets in all our markets, with a focused aim to unlock value and strengthen our financial position.
- Progressing on the strategic partnership with Engro Corporation for pooling and managing infrastructure assets in Pakistan.

DELIVERED SHAREHOLDER VALUE

- Commenced the second phase of our share buyback program on March 25th .
- Repaid the April 2025 VEON Holdings notes (USD 472 million). June 2025 notes (USD 94 million) to be repaid at maturity.
- Preserved liquidity with USD210 million syndicated term loan.
- Making good progress on Kyivstar's Nasdaq listing.
- Strengthened leadership capacity across key functions following our HQ move to Dubai.

1Q25 Results |6

7 1Q25 Results |7 YOY REVENUE AND EBITDA GROWTH PERFORMANCE Group Total Revenue, YoY • Underlying growth reflects adjustment to 1Q24 Revenue and EBITDA for (a) Ukraine Cyber attack impact (b) TNS+ deconsolidation. • Weighted inflation dropped to 7.6% in 1Q25 from 8.2% in 4Q24 and 11.9% in 1Q24 across VEON’s markets. Group EBITDA, YoY -8.7% 6.6% 8.9% 12.9% -20.0% -10.0% 0.0% 10.0% 20.0% 30.0% 1Q23 1Q24 1Q25 2025 Guidance USD Underlying LCY Blended Weighted Inflation USD Inflation -13.5% 0.2% 13.7% 10.4% -20.0% -10.0% 0.0% 10.0% 20.0% 30.0% 1Q23 1Q24 1Q25 2025 Guidance USD Underlying LCY USD Inflation Blended Weighted Inflation 12-14% Underlying LCY based on 8.2% inflation 13-15% Underlying LCY based on 8.2% inflation

8 1Q25 Results |8 Group EBITDA IDENTIFIED ITEMS Group Revenue • Underlying revenue was USD 1,026 million, YoY growth of 6.4%, which adjusts for the net impact of identified items for USD 23 million (i.e., the cyberattack impact in Ukraine and TNS+ deconsolidation in Kazakhstan). YoY growth in underlying LCY terms was 12.9%. • Underlying EBITDA was USD 439 million, YoY growth of 2.8%, which adjusts for the net impact of identified items as noted above. YoY growth in underlying LCY terms was 10.4%. USD millions 1Q25 USD 1Q25 LCY 1Q24 USD YoY USD YoY LCY EBITDA (Reported) 439 471 386 13.7% 22.1% Identified items: UKR – Cyber attack Impact - - 47 TNS+ Deconsolidation1 - - (6) EBITDA (Underlying) 439 471 427 2.8% 10.4% USD millions 1Q25 USD 1Q25 LCY 1Q24 USD YoY USD YoY LCY Total Revenue (Reported) 1,026 1,090 942 8.9% 15.7% Identified items: UKR – Cyber attack Impact - - 46 TNS+ Deconsolidation1 - - (23) Total Revenue (Underlying) 1,026 1,090 965 6.4% 12.9% Note: (1) TNS+ deconsolidated effective 4Q24 following the sale of the asset.

1Q25 HIGHLIGHTS

VEON

TOTAL REVENUE
$1,026mn
+8.9% YoY
+15.7 YoY Local Currency
Back to a Billion Dollar quarter

TELCO/ INFRA REVENUE
$880mn
+4.2% YoY
+11.2% YoY Local Currency
Sustained focus on customer loyalty and inflation linked pricing

DIRECT DIGITAL REVENUE
$147mn
+50.2% YoY
+54.3% YoY Local Currency
14.3% of total revenues (versus 10.4% in 1Q24)

EBITDA
$439mn
+13.7% YoY
+22.1% YoY Local Currency
EBITDA margin of 42.8% (+1.8pp YoY)

CAPEX
$135mn
+8.3% YoY
LTM Capex intensity +2.2 p.p. YoY to 20.4% (17.9% excl. UKR)

LTM EQUITY FCF[1]
$387mn
-6.0% YoY
Primarily due to higher capex

NET DEBT[2]
$2,905mn
-1.0% YoY
Net debt excl. leases to LTM EBITDA ratio of 1.2x in 1Q25 (from 1.3x in 4Q24)

GROUP CASH[3]
$1,775mn
+5.0% YoY
$662mn at HQ (+37.5% YoY)

Notes: (1) Equity FCF before license and lease liabilities; (2) Net debt figures also include lease liabilities of USD 1.1 billion as of March 31, 2025; (3) Cash and cash equivalents and deposits includes USD 303 million relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt.

1Q25 Results |9

10 1Q25 Results |10 MULTIPLAY DRIVING REVENUE GROWTH Steady growth in 4G uptake Multiplay users drive top line growth Multiplay and Doubleplay 4G revenues (USD million) 88 98 101 56% 62% 67% 1Q23 1Q24 1Q25 256 331 419 189 163 184 1Q23 1Q24 1Q25 Multiplay Doubleplay 4G +3.3% 4G users YoY growth +26.4% Multiplay segment revenue YoY growth 4G users and penetration (3 months active, million) +4.3p.p. 4G penetration YoY growth +34.4% local currency reported Multiplay ARPU versus voice-only ARPU Multiplay and Voice-Only ARPU (USD) 3.0 3.2 3.4 0.9 0.9 0.9 1Q23 1Q24 1Q25 Multiplay ARPU Voice-only ARPU 3.4x 3.7x3.7x +24.8% Multiplay segment YoY growth +4.2% Multiplay ARPU Multiplay users Notes: Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25)

11 1Q25 Results |11 We are focused on growing our direct digital revenues • Our core digital verticals include: fintech, healthcare, education, entertainment, and enterprise services (AdTech, cloud, software development). • In each of our local markets, we are focused on building robust digital products and services, leveraging our sustainable competitive advantages: Direct digital revenues OUR JOURNEY TOWARDS DIRECT DIGITAL REVENUES 14.3% 1Q22 1Q23 1Q24 1Q25 53 58 98 USD, million % of total revenues 50% YoY growth in reported currency 147 1: Low cost of customer acquisition 2: Optimal cost of distribution 10.4% 6.5% 5.4%

12 1Q25 Results |12 1Q25 GROUP OVERVIEW +10.2% Ukraine +20.2% Total revenue EBITDA Underlying LCY1USD +36.9% +50.6% USD USD Bangladesh EBITDA +13.2% EBITDA -14.1% EBITDA USD Kazakhstan EBITDA USD Uzbekistan +12.3% -20.0%+13.2% Pakistan -4.8% +16.5% -4.0% Total revenue +20.4% Total revenue -21.0% +20.3% -12.4% Total revenue -12.3% +11.5% Total revenue +9.0% +13.1% LCY Underlying LCY2LCY LCY 1. Adjusting for impact of the cyber-attack in Ukraine; 2. Adjusting for the deconsolidation of TNS+ in Kazakhstan.

PAKISTAN
Digital continues to drive 20%+ revenue growth

1Q25 RESULTS AND YOY TRENDS, PKR

TOTAL REVENUE **107.9bn** **+20.3%**	**DIRECT DIGITAL REVENUE** **29.9bn** **+49.5%**
EBITDA **45.3bn** **+13.2%**	**CAPEX** **9.5bn** **+78.4%**

SEGMENT REVENUES IN CONSUMER REVENUE



(billion)
Multiplay
2Play 4G
Other
50
41%
17%
42%
59
35%
13%
52%
68
24%
15%
61%
1Q23
1Q24
1Q25

4G USERS AND PENETRATION



(3 month active, million)
58.5%
64.0%
72.6%
43.1
45.9
53.3
1Q23
1Q24
1Q25

DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE



(billion)
14.2%
22.3%
27.7%
10
20
30
1Q23
1Q24
1Q25

- 1Q25 revenue growth of 20.3% was supported by 12.0% growth in Telecom & Infrastructure revenues and 49.5% YoY growth in direct digital revenues. Digital revenues comprised 27.7% of total revenues in 1Q25.
- EBITDA growth was a healthy 13.2% YoY – the margin profile reflects a blend of higher telecom margins and strong, yet comparatively lower, digital margins.
- Mobile ARPU rose 14.0% YoY for the quarter. Multiplay customers, generating 3.2x voice-only ARPU, increased 33.1% YoY to 37.0% of the consumer base.
- Fintech continued to grow strongly. Revenues surged 66% YoY for JazzCash and 25.5% YoY for Mobilink Microfinance Bank (MMBL) for 1Q25.
- A diverse and expanding portfolio of digital products and services continues to scale strongly – Tamasha (16.5 million users), SIMOSA (20.9 million users), FikrFree App (0.9 million users).

1Q25 Results | 13

UKRAINE

Strong all-around performance: 20%+ revenue growth

KYIVSTAR VEON

1Q25 RESULTS AND YOY TRENDS, UAH

TOTAL REVENUE
10.7bn
+49.5%
+20.2% YoY Underlying LCY²

DIRECT DIGITAL REVENUE
329mn
+140.7%

EBITDA
6.0bn
+64.2%
+10.2% YoY Underlying LCY²

CAPEX
2.4bn
+125.9%

SEGMENT REVENUES IN CONSUMER REVENUE



(billion)
Multiplay
2Play 4G
Other
6.8
36%
42%
22%
5.8
28%
42%
30%
8.9
20%
39%
41%
1Q23
1Q24
1Q25

4G USERS AND PENETRATION



(3 month active, million)
54.6%
62.7%
63.1%
13.3
15.0
14.3
1Q23
1Q24
1Q25

DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE



(million)
1.4%
1.9%
3.1%
117
137
329
1Q23
1Q24
1Q25

- Underlying[1] revenue and EBITDA growth of 20.2% and 10.2% respectively reflect Kyivstar's strong position. Direct digital revenues grew 140.7% YoY.
- 4G users stood at 14.3 million, and now account for 63.1% of Kyivstar's total customer base.
- Infrastructure investment continues to stay escalated given Kyivstar's ongoing efforts to ensure uninterrupted service to its customers.
- Strong growth in digital verticals : Kyivstar TV grew revenue by 177% YoY; Helsi grew revenue by 41.0% YoY.
- The recent acquisition of Uklon will accelerate Kyivstar's digital revenue growth and further its digital transformation.
- The listing of Kyivstar on the Nasdaq Stock Market in the United States is progressing as planned.

1. Adjusting for the cyber-attack impact.

1Q25 Results | 14

15 1Q25 Results |15 KAZAKHSTAN +11.5% revenue growth - well positioned for future growth • Underlying revenue grew by +11.5% for 1Q. This was supported by 29.4% YoY growth in direct digital revenues. • Underlying EBITDA declined by 4.0% in Q1, primarily due to the absence of prior-year regulatory tax benefits. • Beeline’s 4.9G rollout and performance continues to resonate well with consumers versus its 5G competitors in the market. • Sustained progress across the digital portfolio. QazCode continues to develop its AI capabilities. Simply saw MAUs rise +140% YoY to 3.3 million. MAUs of the IZI app increased 10.3% YoY to nearly 600k. 7.3 8.4 8.8 68.7% 75.6% 75.8% 1Q23 1Q24 1Q25 4G USERS AND PENETRATION (3 month active, million) SEGMENT REVENUES IN CONSUMER REVENUE (billion) 1Q25 RESULTS AND YOY TRENDS, KZT DIRECT DIGITAL REVENUE 11.6bn +29.4% 12.2bn +46.2% CAPEX TOTAL REVENUE 95.7bn 48.6bn -0.7% EBITDA -8.8% DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE (billion) 51% 61% 69% 29% 23% 16% 20% 16% 15%50.8 64.7 69.3 1Q23 1Q24 1Q25 Multiplay 2Play 4G Other 6 9 12 8.1% 9.3% 12.1% 1Q23 1Q24 1Q25 +11.5% YoY Underlying LCY1 -4.0% YoY Underlying LCY1 1. Adjusting for the deconsolidation of TNS+.

16 1Q25 Results |16 BANGLADESH QoQ sequential increase in EBITDA amidst challenging environment 1Q25 RESULTS AND YOY TRENDS, BDT TOTAL REVENUE 13.5bn DIRECT DIGITAL REVENUE 4.6bn 80.0mn 816.0mn 17.4 21.5 17.9 45.1% 52.3% 51.0% 1Q23 1Q24 1Q25 EBITDA CAPEX -47.5%-4.8% 4G USERS AND PENETRATION (3 month active, million) SEGMENT REVENUES IN CONSUMER REVENUE (billion) +278.5%-12.4% DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE (million) 30% 33% 39% 20% 18% 23% 50% 48% 38% 13.1 13.9 12.4 1Q23 1Q24 1Q25 Multiplay 2Play 4G Other 18 21 800.1% 0.1% 0.6% 1Q23 1Q24 1Q25 • Sequential 1Q25 revenue stability suggests macro headwinds have eased, though consumer sentiment and spending remains subdued. • Banglalink’s pivot to a leaner distribution & acquisition model have impacted 4G subscriber numbers but are also structurally lowering costs without impacting revenue share. • EBITDA grew 11.5% QoQ, with EBITDA margin expanding to 33.9% from 29.8% in 4Q24. • Digital engagement remained strong, highlighting the potential in digital services even in a challenging environment. • Operational agility and digital focus remain central as Banglalink adapts to an evolving market. We remain confident in Banglalink’s long-term growth potential.

17 1Q25 Results |17 UZBEKISTAN Digital growth and policy shifts accelerate progress • 1Q25 revenues grew 13.1% YoY, supported by a 224.5% YoY growth in direct digital revenues. • 1Q25 EBITDA grew 16.5% YoY and drove a 1.1pp margin expansion to 37.9%. • A strategic shift towards retaining higher-value customers is beginning to show positive results. • Beepul’s digital strategy progressed rapidly with its customer base up 2.5x YoY. AI-powered Hambi app was launched in November 2024 and has 4.3 million MAUs as of March 2025. • Direct digital revenue growth was facilitated by product repricing at BeePul and BeeTV/Kinom. • The investments made by Beeline in 2024 into 4.9G rollout and digital adjacencies leave it well placed to drive improved growth in 2025. 5.7 6.1 6.0 67.9% 73.9% 73.9% 1Q23 1Q24 1Q25 4G USERS AND PENETRATION (3 month active, million) SEGMENT REVENUES IN CONSUMER REVENUE (billion) 1Q25 RESULTS AND YOY TRENDS, UZS DIRECT DIGITAL REVENUE 98bn +224.5% 115bn -78.2% CAPEX TOTAL REVENUE 939bn 355bn +13.1% EBITDA +16.5% DIRECT DIGITAL REVENUE AND % IN TOTAL REVENUE (billion) 55% 66% 65% 26% 17% 17%19% 17% 18%694 766 881 1Q23 1Q24 1Q25 Multiplay 2Play 4G Other 22 30 983.1% 3.6% 10.5% 1Q23 1Q24 1Q25

OUR DIGITAL ECOSYSTEM

Our digital portfolio of assets as of March 31, 2025

VEON

CUMULATIVE MAU ALL SERVICES	DIGITAL-ONLY TOTAL USERS	DIRECT DIGITAL REV. AS A % OF TOTAL REV. IN 1Q25	TRANSACTION VALUE LTM
125.1mn	**32.4mn**	**14.3%**	**USD 40.7bn**
+25.5% YoY	+58.3% YoY	+3.9pp YoY	+59.4% YoY *in LCY*



Communication
2.0mn MAUs
-8% YoY
Entertainment
40.5mn MAUs
+20% YoY
Financial Services
40.0mn MAUs
+33% YoY
Health
3.9mn MAUs
+8% YoY
Learning
3.7mn MAUs
3.5x YoY
SuperApps
45.1mn MAUs (Self Service)
+22% YoY
Enterprise Services
USD 13.1mn Revenue
+10.9% YoY in LCY
AI 1440
+
DO 1440
ROX
OQ
hitler
KINOM
bee
Simply
JazzCash
VEON ADTECH
Beelab

Note: YoY comparison is on a like-for-like basis and includes all DO1440 products. Gross Transaction Value and Total usage time exclude self-service products.
Digital-only MAU – users of VEON digital services and platforms who are subscribers from other mobile operators.

1Q25 Results | 18

19 1Q25 Results |19 OUR MOBILE FINANCIAL SERVICES Providing a broad portfolio of branchless banking services for customers JazzCash Simply Beepul Total Pakistan Kazakhstan Uzbekistan Incl. others 1Q25 ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 20.6 1.2x 3.3 2.4x 2.3 2.5x 40.0 33.5% LTM Total transactions (million) 3,100 44.3% 71 -17.4% 57 9.3% 3,458 38.2% LTM Total value of transactions, local currency (billion) 10,756 62.8% 453 -4.6% 8,567 67.4% Average # of transactions per user 15 23.2% 2.1 N/A1 15.2 -1.9% Average transaction value per user, local currency 54.1k 32.8% 10.8k N/A1 2.8m 77.6% Average value per transaction, local currency 3.6k 7.8% 5.2k -15.6% 184k 80.9% 1. Due to changes in user interface.

20 1Q25 Results |20 OUR ENTERTAINMENT PLATFORMS Offering new experiences and unique content to our customers Tamasha Toffee Kyivstar TV BeeTV Beeline TV + Kinom Total incl. Others Pakistan Bangladesh Ukraine Kazakhstan Uzbekistan 1Q25 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 16.5 37.6% 8.9 -3.7% 2.0 34.9% 0.9 6.7% 1.0 0.7% 40.5 20.3% User activity on mobile platform Usage time per user per day (min) 21 -23.9% 10 -37.5% 247 1.6% 118 -5.1% 7.5 -25.7% Usage time per session (min) 11 -20.9% 18 -16.1% 10 7.3% 22 -8.3%

21 1Q25 Results |21 OUR SUPERAPPS & PREMIUM DIGITAL BRAND PLATFORMS Simosa MyBL My Kyivstar Hambi Janymda Total Pakistan Bangladesh Ukraine Uzbekistan Kazakhstan 1Q25 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 20.9 40.2% 7.8 -3.6% 5.6 35.9% 4.3 30.4% 4.9 12.0% 45.1 21.7% IZI ROX OQ RYZE Total Kazakhstan Pakistan Uzbekistan Bangladesh 1Q25 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 0.6 1.1x 0.7 3.9x 0.4 2.4x 0.1 1.8 2.0x SuperApps Premium Digital Brands

AGENDA

VEON

1. OPENING	Anand Ramachandran
2. HIGHLIGHTS & BUSINESS UPDATE	Kaan Terzioğlu
3. 1Q25 FINANCIAL RESULTS	Burak Ozer
4. 2025 OUTLOOK	Kaan Terzioğlu
5. Q&A	Kaan Terzioğlu, Burak Ozer, Anand Ramachandran

1Q25 Results |22

1Q25 REVENUES

VEON

1Q25 results YoY trends

TOTAL REVENUE
$1,026mn
+8.9%
+15.7% Local Currency

DIRECT DIGITAL REVENUE
$147mn
+50.2%
+54.3% Local Currency

REVENUE, FX DIFFERENCES IN 1Q25
(USD million)



FX differences
386
257
188
111
73
12
(0)
1,026
(0)
1,026
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
VEON, underlying
Identified items in 1Q25
VEON, reported

	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	VEON, underlying	Identified items in 1Q25	VEON, reported
Revenue, LCY	+20.3%	+49.5%	-0.7%	-12.4%	+13.1%	-14.0%		**+12.9%**		
Revenue, USD										**+8.9%**

- 1Q25 underlying revenue was USD 1,026 million, implying 12.9% YoY growth. This adjusts for the impact from identified items in 1Q24 as outlined earlier.
- Direct Digital Revenues reached USD 147 million in 1Q25, reflecting a 50.2% YoY increase.

1Q25 Results | 23

24 1Q25 Results |24 1Q25 EBITDA AND EBITDA MARGIN 1Q25 results YoY trends EBITDA $439mn +22.1% Local Currency +13.7% EBITDA MARGIN 42.8% • 1Q25 underlying EBITDA was USD 439 million, implying 10.4% YoY growth. This adjusts for the impact from identified items in 1Q24 as outlined earlier. EBITDA margin for 1Q25 grew by 1.8pp. +1.8 p.p. 439439162 143 95 38 27 4 (30) (0) Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Kyrgyzstan HQ and eliminations VEON, underlying Identified items in 1Q25 VEON, reported EBITDA, FX DIFFERENCES IN 1Q25 (USD million) FX differences EBITDA, LCY +64.2%+13.2% -4.8% +16.5%-8.8% -13.7% +10.4% +13.7%EBITDA, USD

1Q25 DEBT AND LIQUIDITY UPDATE

VEON

USD, million	31 Mar 2025	31 Dec 2024	QoQ
Group cash	1,775	1,691	5.0%
Gross debt, there of	4,377	4,381	-0.1%
Capitalised leases	1,095	1,033	6.0%
Net debt excl. leases	1,810	1,901	(4.8%)
Net debt to LTM EBITDA excl. leases	1.23x	1.34x	

CASH

- Group cash increased to USD 1,775 million, of which USD 662 million is at the HQ level. This increase was, amongst other, driven by the proceeds from the TNS+ sale.
- In addition to the USD 1,775 million, we also held USD 30 million in USD denominated short-term Ukrainian sovereign bonds (classified as investments with tenors of between 3-6 months).
- Net dividends upstreamed from OpCos for 1Q25: USD 127 million (after withholding tax).

DEBT

- Gross debt decreased by USD 5 million due to the repayment of debt in Pakistan (USD 131 million) which is partially offset by new financing in Kazakhstan (USD 25 million) and Bangladesh (USD 23 million).
- Net debt/LTM EBITDA (excl leases) declined from 1.34x to 1.23x.
- USD 210 million syndicated term loan preserves liquidity.

SUBSEQUENT DEVELOPMENTS

- Transferred the VEON Holding 2027 notes and the syndicated term loan to VEON MidCo B.V. upon completion of the demerger in early April, and repaid the April 2025 VEON Holdings notes.
- June 2025 notes (USD 94 million) to be repaid at maturity.

Note: Cash and cash equivalents and deposits includes USD 303 million relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt.

1Q25 Results | 25

AGENDA

VEON

1. OPENING	Anand Ramachandran
2. HIGHLIGHTS & BUSINESS UPDATE	Kaan Terzioğlu
3. 1Q25 FINANCIAL RESULTS	Burak Ozer
4. 2025 OUTLOOK	Kaan Terzioğlu
5. Q&A	Kaan Terzioğlu, Burak Ozer, Anand Ramachandran

1Q25 Results |26

27 1Q25 Results |27 MAINTAINING 2025 OUTLOOK 1. Based on blended weighted average inflation of 8.2% as of 4Q24. The weighted average inflation declined further to 7.6% in 1Q25. 2. Local currency terms. 3. 17.9% excluding Ukraine. 1Q25 Total Revenue, YoY Total Underlying Revenue 15.7% 2 12.9% EBITDA, YoY Total Underlying EBITDA 22.1% 2 10.4% Capex intensity LTM Capex intensity 13.1% 20.4% 3 FY25 Outlook 1 Total Underlying Revenue, YoY 12%-14% growth Underlying EBITDA, YoY 13%-15% growth Capex intensity 17%-19%

28 1Q25 Results |28 Q&A VEON 1Q25 RESULTS PRESENTATION

29 1Q25 Results |29 APPENDIX VEON 1Q25 RESULTS PRESENTATION

DIGITAL FINANCIAL SERVICES IN PAKISTAN
JazzCash and Mobilink Bank

The most popular domestic mobile financial services app in Pakistan

MAU
20.6 million
+19% YoY

Active merchants
340,000+
+38% YoY

LTM Gross Transaction Value
PKR 10.8 trillion
+63% YoY

Daily average # of issued digital loans in 1Q25
141k+
+73.6% YoY

DFS 1Q25 RESULTS AND YOY TRENDS

TOTAL REVENUE
22.1bn
PKR
+39.1%

EBITDA
5.1bn
PKR
-19.5%

Pakistan's largest domestic digital bank with over 22% of loans issued digitally

MAU Dost app
67,800+
1.9x YoY

Gross Loan Portfolio
PKR 58.4 billion
1.1% YoY

Average loan size in 1Q25
PKR 383,700+
+21.6% YoY

1Q25 Results |30

31 1Q25 Results |31 SIMPLY Kazakhstan’s first mobile online-only neobank MAU 3.3 million 2.4x YoY LTM Gross Transaction Value KZT 453 billion -4.6% YoY LTM # of transactions 71 million -17.4% YoY

32 1Q25 Results |32 BEEPUL Beeline Uzbekistan’s integrated mobile financial services MAU 2.3 million 2.5x YoY LTM Gross Transaction Value UZS 8.6 trillion +67% YoY LTM # of Transactions 57 million +9.3% YoY 4.8 4.8

33 1Q25 Results |33 TAMASHA Pakistan’s leading domestic entertainment platform MAU 16.5 million +38% YoY Guest users 52.7% +17.4p.p. YoY Total # of sessions 338 million 11.5% YoY Ad revenues in 1Q25 PKR 820 million new revenue streams keep momentum ARPU PKR 721 3.6x higher than single play voice customers Search Impact During ICC Champions Trophy 2025

34 1Q25 Results |34 TOFFEE The largest Bangladeshi mobile entertainment platform MAU 8.9 million -3.7% YoY Guest users 67.7% -0.7p.p. YoY Total # of sessions 46.3 million -58% YoY Ad and subscription revenues in 1Q25 BDT 54.6 million ARPU BDT 342 2.9x higher than single play voice customers

35 1Q25 Results |35 IZI Youth-focused mobile entertainment operator in Kazakhstan MAU 590k +10.3% YoY Guest users 41.1% -5.9p.p. YoY Average DAU 68,000+ +24.7% YoY Monthly active mobile customers 358,000+ +30% YoY “Top-Down” NPS 22 p.p The only operator with a positive NPS in 1Q eSIM Share 40.6% ARPU KZT 2,069 4.7x higher than non-app IZI customers Entertainment platform The app offers a variety of unique and new content Mobile operator With the highest NPS score in Kazakhstan

36 1Q25 Results |36 MAU 700k+ Guest users 45.2% Average DAU 44,983+ Lifestyle platform The app brings entertainment, gaming, streaming and more ROX-Branded Concert Hosted first ROX concert with seamless in-app ticketing. ROX Digital-first lifestyle operator in Pakistan ARPU PKR 1,148 (ARPU Jazz: PKR 328)

37 1Q25 Results |37 App MAU 4.3 million Guest users 745,000+ Average DAU 895,000+ Lifestyle platform An AI-powered innovative platform that consolidates a comprehensive suite of digital services and connectivity into a single application Mobile operator Number 1 App in business category on Google Play / App Store HAMBI Uzbek AI-powered SuperApp 4.5 4.4

38 1Q25 Results |38 RYZE Bangladesh’s first AI-powered lifestyle app Telco features -Unlimited data packs -Bundle customization feature MAU 101,995 Guest users 13,558 DAU 9,972 Entertainment features AI productivity tools Quick access to OTTS & entertainment apps

39 1Q25 Results |39 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (Average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Direct digital revenues include revenues from VEON’s proprietary digital platforms and services. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2024 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before income taxes, depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss) and share of profit/(loss) of associates and joint ventures. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/ outflow of deposits, financial assets and other identified one-off items. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Identified items are amounts impacting revenues and/or EBITDA, that may be recurring in nature, but are not operational. Underlying revenues and/or EBITDA exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). LCY trends underlying (growth/decline) is an alternative performance measure that is calculated as local currency trends excluding identified items and other factors, such as businesses under liquidation, disposals, mergers and acquisitions with an absolute amount of USD 5 million or more. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers (also –mobile data subscribers) are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (“MFS”) or digital financial services (“DFS”) are a variety of innovative services, such as mobile commerce which uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers (also – mobile subscribers) are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when compared to competition. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application.. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and “HQ” represents transactions related to management activities within the group in Dubai and Amsterdam.

40 1Q25 Results |40 ir@veon.com Tel: +971 4 433 1145 VEON 1Q25 RESULTS PRESENTATION